

07006802

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Encinitas Blvd. Suite A
(No. and Street)

Encinitas (City) CA (State) 92024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nehru Chomatil (760) 943-0996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skeehan & Company
(Name – *if individual, state last, first, middle name*)

180 S. Lake Ave., 7th Floor (Address) Pasadena, (City) CA (State) 91101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nehru Chomatil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NANCY L. ROMERO
COMM. # 1717564
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JAN. 16, 2011

Notary Public

President

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(X) (O) CPA Clearance Status Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AARON CAPITAL
(A California Corporation)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Rule 15c3-3(k)(2)(ii) Exemption

Aaron Capital, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sec.Sec. 17a-3 and 17a-4, as are customarily made and kept by a clearing broker.

Jacquie Ochoa-Rosellini

From: sdaniels@cba.ca.gov
Sent: Tuesday, March 27, 2007 9:10 AM
To: Jacquie Ochoa-Rosellini
Subject: License Renewal - COR 4359

Dear Ms. Ochoa-Rosellini,

In response to your email, the license renewal form and fees for the accountancy corporation Skeehan & Co An Accty Corp (COR 4359) has been received by the California Board of Accountancy. The renewal has been processed and there were no deficiencies. The Board has cleared the license for issuance with the Employment and Development Department (EDD), who is responsible for printing and mailing its licenses. The License Lookup feature at the Board's Web site should reflect the new expiration date of October 31, 2008 within 24 to 48 hours, depending upon EDD's scheduling. Thank you.

Sheila Daniels
Renewal Unit

CALIFORNIA BOARD OF ACCOUNTANCY

Licensee Name:	SKEEHAN & CO AN ACCTY CORP
License Type:	CPA - Corporation
License Number:	4359
License Status:	**CLEAR Definition**
Expiration Date:	October 31, 2006
Issue Date:	October 25, 1996
Address:	180 S LAKE AVE 7TH FLR
City:	PASADENA
State:	CA
Zip:	91101
County:	LOS ANGELES
Disciplinary Actions/License Restrictions:	No

No records returned

This information is updated Monday through Friday - Last updated: MAR-26-2007

Back

March 19, 2007



Nehru Chomatil, President
Aaron Capital, Inc.
320 Encinitas Blvd., Suite A
Encinitas, CA 92024

Dear Mr. Chomatil:

This acknowledges receipt of the firm's December 31, 2006, annual fling of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A Computation for determining SEC Rule 15c3-3 Reserve Requirement, or a statement indicating an exemption from the requirement including the exemptive provision claimed.
- The firm's auditor, Skeehan & Co.'s CPA license expired on October 31, 2006. SEC Rule 17a-5(f)(1) requires that all annual audits be performed by a CPA that is *in good standing in his place of residence.* Please clear the delinquent license status of your current CPA or submit an annual audit performed by a CPA in good standing.

Based on the above, the filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part II Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 2, 2007. If you have any questions, please contact Peggy O'Reilly, Compliance Examiner, at 213-613-2637.

Sincerely,



Lusana Gee
Supervisor

Enclosure

cc: SEC, Cindy Wong, Assistant Regional Director
5670 Wilshire Boulevard, 11th floor
Los Angeles, CA 90036-3468

Skeehan & Company
180 S. Lake Avenue, 7th Floor
Pasadena, CA 91101

END